Exhibit 4.2

                                    BGI, INC.
                            CONSULTANT INCENTIVE PLAN

     The  Board  of  Directors  of  BGI,  Inc.,  an  Oklahoma  corporation  (the
"Company"),  by  a  resolution  adopted  May  15, 2000, has created a Consultant
Incentive  Plan  (the  "Plan")  having  the  following  terms  and  conditions.

                                 Administration

     The Plan shall be administered by the Board of Directors or, at the direction of the Board of Directors, by a committee of the Board of Directors. All grants shall be made in the entire discretion of the Board of Directors (or such committee, if applicable).

                                 Shares Covered

     The Board of Directors may make grants of the Company's Common Stock, $.001 par value ("Common Stock") covering up to 185,000 shares pursuant to the Plan. Such grants may take the form of direct grants of Common Stock or of options to purchase shares of Common Stock. Options granted under the Plan shall have the same terms and conditions as options (other than "incentive stock options") granted under the Company's 1999 Stock Option Plan. The number of shares of Common Stock covered by the Plan shall be adjusted ratably to take into effect any stock splits, stock dividends, or recapitalization transactions occurring after the adoption of the Plan. Shares of Common Stock subject to options granted under the Plan shall be adjusted as provided by the 1999 Stock Option Plan for such events.

                                Eligible Persons

     The Board of Directors may authorize grants under the Plan to any person serving as a consultant or advisor to the Company or to any entity a majority of whose voting securities is owned, directly or indirectly, by the Company; provided, however, (i) that any person receiving a grant hereunder must be a natural person (who may be an employee of a corporation or other person not a natural person that has contracted with the Company to provide consulting or advisory services), (ii) that any person receiving a grant hereunder must provide bona fide services to the Company, and (iii) that the services provided by the grantee may not be in connection with the offer or sale of securities in a capital-raising transactions, or with directly or indirectly promoting or maintaining a market for the Company's securities.

                                 Terms of Grant

     No shares of Common Stock may be issued pursuant to a direct grant except in payment for services actually provided prior to the date of grant having a value as determined in the reasonable judgment of the Board of Directors equal to or in excess of both (A) the fair market value of the shares awarded at the date of grant and (B) the par or stated value of the shares awarded.

                            Termination and Amendment

     The  Board  of  Directors  may  terminate  or  amend  the Plan at any time.


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